# Income Statement (Profit and Loss)
Jiminys
For the year ended December 31, 2023

| Account | 2023 |
|---|---|
| **Income** | |
| **Gross Sales** | |
| 404 - Amazon | 662,530.94 |
| 406 - Chewy | 221,919.51 |
| 400 - Consumer Sales | 558,307.63 |
| 401 - Independent Pet Retailer | 105,749.98 |
| 408 - International Sales | 5,839.40 |
| 402 - Natural Distributors | 434.10 |
| 409 - Other DTC | 64,434.26 |
| 410 - Pet Distributors | 267,594.16 |
| 411 - Pet Professional - Vet | 6,137.40 |
| 407 - Petco Sales | 702,676.47 |
| 460 - Other Revenue | 14,641.80 |
| 416 - Shipping Income | 1,374.18 |
| **Total Gross Sales** | **2,611,639.83** |
| **Sales Discounts** | |
| 415 - Sales Discounts | (175,362.57) |
| **Total Sales Discounts** | **(175,362.57)** |
| **Net Sales** | **2,436,277.26** |
| | |
| **Cost of Goods Sold** | |
| 500 - Cost of Goods Sold | (1,488,100.54) |
| 696 - Shrinkage / Overage | (108,533.56) |
| 630 - Damages/Spoils | (87,221.55) |
| 661 - Storage & Warehousing - Inventory | (123,803.92) |
| **Total Cost of Goods Sold** | **(1,807,659.57)** |
| | |
| **Gross Margin** | **628,617.69** |
| | |
| **Distribution Fees** | |
| 691 - Partner Contract Fees\Discounts | (588,934.70) |
| 609 - MCBs/Scans | 275.00 |
| 665 - Shipping | (377,115.68) |
| **Total Distribution Fees** | **(965,775.38)** |
| | |
| **Contribution Margin** | **(337,157.69)** |
| | |
| **Operating Expenses** | |
| **Corporate Expenses** | |
| 612 - Consulting & Accounting | 210,236.80 |
| 789 - Benefit Expense | 59,066.87 |
| 632 - Insurance | 19,858.98 |
| 648 - Automobile Expenses | 14,111.28 |
| 604 - Bank Service Charges | 758.96 |
| 650 - Computer Equipment | 1,658.63 |
| 676 - Dues & Subscriptions | 33,750.75 |
| 640 - Legal Expenses | 77,150.77 |
| 620 - Meals & Entertainment | 1,987.10 |
| 652 - Office Expenses | 1,420.90 |
| 672 - Payroll Tax Expense | 1,877.03 |
| 656 - Printing & Stationery | 530.85 |
| 680 - Telephone & Internet | 1,892.55 |
| 605 - Software & Online Services | 45,214.59 |
| 684 - Travel | 67,172.02 |
| 668 - Wages and Salaries - Corporate | 357,144.89 |
| 794 - Employer Taxes Expense - Corporate | 20,065.64 |
| 606 - Website, Hosting, Servers, Domain Names | 15,146.33 |
| **Total Corporate Expenses** | **929,044.94** |
| **Selling** | |
| 783 - Commission | 48,959.15 |
| 667 - Contractors | 72,800.00 |
| 692 - Samples | 90,604.15 |

| | |
|---|---:|
| 603 - Merchant Services Fees | 16,798.29 |
| 602 - Trade Shows & Conferences | 82,733.77 |
| 669 - Wages and Salaries - Selling | 421,631.98 |
| 795 - Employer Taxes Expense - Selling | 32,148.49 |
| **Total Selling** | **765,675.83** |
| **Occupancy** | |
| 610 - Warehouse Charges - Internal | 3,380.00 |
| **Total Occupancy** | **3,380.00** |
| **Marketing** | |
| 615 - Amazon Marketing Fees | 53,792.38 |
| 600 - Advertising | 25,356.61 |
| 616 - Retail Sales Marketing | 239,088.56 |
| 292 - Social Media Marketing | 32,543.94 |
| 628 - Product Development/Testing | 70,434.48 |
| 793 - R&D | 9,894.41 |
| 629 - Production | (198.21) |
| 670 - Wages and Salaries - Marketing | 85,351.42 |
| 796 - Employer Taxes Expense - Marketing | 5,813.50 |
| **Total Marketing** | **522,077.09** |
| **Total Operating Expenses** | **2,220,177.86** |
| | |
| **Operating Income** | **(2,557,335.55)** |

| | |
|---|---:|
| **Other Income / (Expense)** | |
| 9000 - Line of Credit Interest & Fees | (63,310.58) |
| 800 - Interest Expense | (5,343.89) |
| 710 - Income Tax Expense | 6,755.92 |
| 8100 - Extraordinary Loss | 49,477.02 |
| **Total Other Income / (Expense)** | **(12,421.53)** |
| | |
| **Net Income** | **(2,569,757.08)** |

# Balance Sheet

Jiminys
As of December 31, 2023

| Account | Dec 31, 2023 |
|---|---|
| **Assets** | |
| **Current Assets** | |
| **Cash and Cash Equivalents** | |
| Clearing Accounts | 47,948.84 |
| Bank of America Checking 0242 | 36,287.69 |
| Bank of America Checking 6524 | 13,258.93 |
| Chase (FRB) 7560 | 751,521.02 |
| Jiminys PayPal | 4,148.50 |
| PayPal Clearing Account | 1,354.21 |
| Amazon Reserve Account | 9,741.03 |
| Printify | 240.87 |
| Checking - Ampla | 1,765.32 |
| Shopify Clearing | 5,421.40 |
| **Total Cash and Cash Equivalents** | **871,687.81** |
| Accounts Receivable | 130,923.29 |
| Goods Invoiced Not Received | (4,441.05) |
| Inventory | (0.13) |
| Inventory Assets | 787,085.76 |
| Prepaid Expenses | (234.79) |
| Inventory Reserve | (63,821.39) |
| **Total Current Assets** | **1,721,199.50** |
| **Fixed Assets** | |
| Accumulated Depreciation | (12,695.41) |
| Plate/Slug | 90,117.45 |
| **Total Fixed Assets** | **77,422.04** |
| **Long Term Assets** | |
| Rebranding | 21,000.00 |
| **Total Long Term Assets** | **21,000.00** |
| **Total Assets** | **1,819,621.54** |
| | |
| **Liabilities and Equity** | |
| **Liabilities** | |
| **Current Liabilities** | |
| Accounts Payable | 668,793.16 |
| Accrued Expenses | 45,558.19 |
| Accrued Expenses - Anne | 9,346.86 |
| Accrued Wages and Salary | 40,807.81 |
| Insurance Payable | 12,230.48 |
| Co-pack Accrual | 84,510.25 |
| Goods Received not Invoiced | 9,116.64 |
| Sales Tax | 23,139.81 |
| Credit Cards | 33,751.54 |
| Line of Credit - Ampla | 79,326.44 |
| **Total Current Liabilities** | **1,006,581.18** |
| **Long Term Liabilities** | |
| Convertible Notes | 9,780,962.00 |
| Loan - Anne Carlson 2023 | 10,000.00 |
| Loan - Bill Reed 2023 | 10,614.00 |
| **Total Long Term Liabilities** | **9,801,576.00** |
| **Total Liabilities** | **10,808,157.18** |
| **Equity** | |
| Current Year Earnings | (2,569,757.08) |
| Retained Earnings | (6,418,778.56) |
| **Total Equity** | **(8,988,535.64)** |
| **Total Liabilities and Equity** | **1,819,621.54** |

# Business Cash Flow Summary

Jiminys

For the year ended December 31, 2023

| Account | 2023 |
|---|---|
| **Operating Activities** | |
| Receipts from customers | 1,934,043.11 |
| Payments to suppliers and er | (4,541,221.67) |
| Cash receipts from other ope | (13,544.57) |
| **Net Cash Flows from Opera** | **(2,620,723.13)** |
| | |
| **Investing Activities** | |
| Proceeds from sale of proper | 28,241.85 |
| Payment for property, plant a | (64,830.86) |
| Other cash items from investi | 503,666.07 |
| **Net Cash Flows from Inves** | **467,077.06** |
| | |
| **Financing Activities** | |
| Other cash items from financ | 2,495,515.20 |
| **Net Cash Flows from Finan** | **2,495,515.20** |
| | |
| **Net Cash Flows** | **341,869.13** |
| | |
| **Cash and Cash Equivalents** | |
| Cash and cash equivalents a | 520,077.65 |
| Net cash flows | 341,869.13 |
| Cash and cash equivalents a | 861,946.78 |
| **Net change in cash for peri** | **341,869.13** |